Mail Stop 3561

May 7, 2007

Bruce Zurlnick
Chief Financial Officer
Finlay Fine Jewelry Corporation
529 Fifth Avenue
New York, New York 10017

       RE: **Finlay Fine Jewelry Corporation**
                Item 4.01 Form 8-K filed May 3, 2007
                File No. 33-59380

                Finlay Enterprises, Inc.
                Item 4.01 Form 8-K filed May 3, 2007
                File No. 0-25716

Dear Mr. Zurlnick:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. It appears the identical document, including cover page with your name and file number, was filed for Finlay Enterprises, Inc. as was filed for Finlay Fine Jewelry Corporation. Please revise to file a document with the name of Finlay Enterprises, Inc. or advise why this is not necessary.

2. Please tell us if the description on the cover page related to your status as a voluntary filer applies to both entities, and if so, why.

Bruce Zurlnick
Finlay Fine Jewelry Corporation
Finlay Enterprises, Inc.
May 7, 2007
Page 2

3. We do not believe it appropriate to incorporate by reference a description of your material weakness. Please revise to describe the material weakness in the Form 8-K or advise the basis for your presentation.

4. In section (C) (ii) you state you terminated the engagement of Cherry, Bekaert with respect to Carlyle. Please revise to use the term "dismissed" rather than "terminated," if that was your intention. See Item 304(a)(i) of Regulation S-K.

5. We note your disclosure that you will revise the filings to file letters from the former auditors when they are available. Please ensure that the letters from the former auditors address the disclosures as revised for the comments in this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please file your Amended Form 8-K and respond to these comments within five business days or tell us when you will provide us with a response. Your response to these comments should be submitted as an EDGAR correspondence file.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding these comments.

Sincerely,

Michael Moran
Branch Chief